Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form F-3) and related Prospectus of Gol Linhas Aéreas Inteligentes S.A.for the registration of up to 5,144,779 shares of its preferred stock and to the incorporation by reference therein of our report dated May 4, 2009, with respect to the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows of Gol Linhas Aéreas Inteligentes S.A., included in its Annual Report (Form 20-F/A Amendment No. 1) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

Ernst & Young Terco Auditores Independentes S.S.

By: /s/ Luiz Carlos Passetti

       Luiz Carlos Passetti

       Partner

São Paulo, Brazil

December 29, 2011